CELLECTAR BIOSCIENCES, INC.

100 Campus Drive

Florham Park, New Jersey 07932

June 11, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joseph McCann

Re:	Cellectar Biosciences, Inc.
Registration Statement on Form S-1 Filed May 31, 2019
File No. 333-231888

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Cellectar Biosciences, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (Registration No. 333-231888), as amended, be accelerated so that the Registration Statement will become effective at 5:00 p.m. on June 11, 2019, or as soon as practicable thereafter.

The cooperation of the staff in meeting our request is very much appreciated. If you have any questions or comments, please contact Gregory J. Lynch (608-283-2240 or gjlynch@michaelbest.com) or Joshua B. Erekson (801-833-0505 or jberekson@michaelbest.com). Thank you for your assistance with these matters.

Very truly yours,

CELLECTAR BIOSCIENCES, INC.

By:	/s/ James V. Caruso
James V. Caruso, President and Chief Executive Officer

cc:	Charles T. Bernhardt Gregory J. Lynch Joshua B. Erekson